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                             July 19, 2022

       Vlad Vitoc, M.D., M.B.A.
       Chief Executive Officer
       MAIA Biotechnology, Inc.
       4444 West Lake Street, Suite 1700
       Chicago, IL 60606

                                                        Re: MAIA Biotechnology,
Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed July 13, 2022
                                                            File No. 333-264225

       Dear Dr. Vitoc:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Form S-1 filed July 13, 2022

       Capitalization, page 63

   1. It does not appear as though you have presented your capitalization on a pro forma basis as described in your
2nd bullet point. Please revise your filing accordingly.
   2. As a related matter it is not clear if the issuance of the 137,420 Ratchet Shares disclosed on pages 65 and 142 are
reflected in your pro forma capitalization table. Please revise the filing or tell us why
no revision is necessary.
 Vlad Vitoc, M.D., M.B.A.
MAIA Biotechnology, Inc.
July 19, 2022
Page 2

       You may contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Christine Westbrook at 202-551-5019 with any other questions.



                                                         Sincerely,
FirstName LastNameVlad Vitoc, M.D., M.B.A.
                                                         Division of
Corporation Finance
Comapany NameMAIA Biotechnology, Inc.
                                                         Office of Life
Sciences
July 19, 2022 Page 2
cc:       Janeane Ferrari, Esq.
FirstName LastName